[Letterhead of Cabela’s Incorporated]

January 21, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mara Ransom, Assistant Director, Office of Consumer Products

Re:    Cabela’s Incorporated
Form 10-K for the Fiscal Year Ended December 27, 2014
Filed February 17, 2015
File No. 001-32227
Dear Ms. Ransom:
On behalf of Cabela’s Incorporated (the “Company”), and in connection with the Company’s Form 10-K for the fiscal year ended December 27, 2014, filed on February 17, 2015 (the “Form 10-K”), I am writing in response to the comments set forth in your letter addressed to Thomas L. Millner, dated December 21, 2015 (the “Comment Letter”). The Staff’s comments are repeated below in italics for the convenience of the Staff, with the Company’s response to each comment set forth immediately following each comment.
Form 10-K for the Fiscal Year Ended December 27, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2014 Executive Overview, page 27

1.
Please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity or revenues or income from continuing operations. In this regard, we note (i) persistent comparable store sales decreases in fiscal year 2014 and through the first three quarterly periods of 2015 and (ii) that the company has scaled back its previously planned strategic retail expansion for fiscal year 2016 and beyond. We also note management’s concern, as expressed in recent earnings calls, regarding the cannibalization effect from new retail stores, coupled with softer than expected new store performances. Please discuss whether you expect comparable store sales to continue to decrease, due to continued cannibalization or otherwise, and the short and long-term actions that you are taking to address any perceived trends. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission
January 21, 2016

We acknowledge and appreciate the Staff’s comments, and we have reviewed and considered Item 303(a) of Regulation S-K and Release No. 33-8350 with particular emphasis on the prospects for the future. In preparing our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we focused on providing investors with a discussion and analysis that reflects management’s view of the business, including our past and future financial condition and results of operation. We also discussed and analyzed specific factors that impacted the underlying components of metrics that are important to our business during the relevant period. We believe that our current disclosure meets the principal objectives of Item 303(a) of Regulations S-K.
Also, a number of factors have historically affected, and will continue to affect, our comparable store sales results, including competition; new store openings; general regional and national economic conditions and the resulting impact on consumers and their level of discretionary spending; actions taken by our competitors; consumer trends and preferences, including demand for firearms and ammunition; new product introductions and changes in our product mix; timing and effectiveness of promotional events; and weather conditions.
We experience seasonal fluctuations in our revenue, our cash flow generated from our merchandising business, and operating results. We have consistently generated positive annual cash flow from our retail stores and, overall, from our operating activities, however, other sources of liquidity are required by our merchandising business during peak cash use periods. These sources historically have included short-term borrowings under our revolving credit facility and access to debt markets. Total revenues have increased year over year due to new retail store expansion and growth in our Financial Services segment. However, any significant performance shortcomings experienced by our merchandising business segments or our Financial Services segment could have a material adverse effect on our revenues, operating results, and cash flows. In future filings, we will provide disclosures to discuss any known trends, events, or uncertainties that have had or are reasonably expected to have a material impact on the Company’s liquidity or revenues or income from continuing operations, to the extent we believe the disclosure is material and meaningful to investors.
In addition, the supplemental information in the following two paragraphs is provided in response to the Staff’s comment regarding management’s concern, as expressed in recent earnings calls, regarding the cannibalization effect from new retail stores, coupled with softer than expected new store performances.
As we open new stores within a geographic market of an existing store, we expect some cannibalization to occur. On a prospective basis, beginning with our fiscal year 2015 Form 10-K, we intend to quantify cannibalization of Retail revenue from comparable store sales to the extent material. Also, in fiscal years 2016 and 2017, since we plan to scale back our retail store expansion, we expect the impact from new store cannibalization on comparable store sales to be less compared to prior years. Currently, we are analyzing our store model to assess store level performance and productivity including sales per square foot, store operating contribution margin, store cash flow, construction costs within a store, allocation of space within a store, brand assortment between national brands and Cabela’s brand, and customer experience within a store. Our goal is to have a store model that is more predictable in order to maximize sales, margins, cash flows, and an acceptable return on invested capital.

Securities and Exchange Commission
January 21, 2016

It is difficult to make a long-term projection of comparable store sales on a consolidated basis due to the magnitude that the demand (or lack thereof) for firearms and ammunition has on our business. For fiscal year 2016 and beyond, we intend to monitor and take steps that are needed to respond to any number of consumer-related factors that may impact our annual comparable store sales growth. These steps may include the timing of discounts offered and promotional events to meet consumer preferences or actions taken by our competitors, including demand for firearms and ammunition, which can be very volatile based on current events as well as potential future government regulation. We also are working closely with our vendors and actively managing our inventory levels to ensure that we have the adequate quantity and assortment of necessary products available to meet any such consumer-related factors.
To further address the Staff’s comments relating to the fiscal 2014 executive overview, page 27, the following information supplements our fiscal year 2014 MD&A comparing results of operations to fiscal year 2013, which we intend to include in our Form 10-K for the fiscal year ended 2015. We stated that Retail revenue increased $117 million in 2014 compared to 2013, primarily due to an increase of $376 million in revenue from the addition of new retail stores, partially offset by a decrease in comparable store sales of $255 million, or 12.3%, in 2014 compared to 2013. The decrease in comparable store sales comparing 2014 to 2013 was driven by a decrease in the number of transactions of 12.2% and in average sales per transaction of 0.1%. In addition, the $255 million decrease in comparable store sales was across all major product categories comparing 2014 to 2013, and was attributable to decreases in the

•	hunting equipment product category of approximately 76%,

•	general outdoors product category of approximately 11%, and

•	clothing and footwear product category of approximately 13%.
As noted above, most of the decrease in comparable store sales was due to a decrease in the hunting equipment product category, with 87% of such decrease primarily due to a decrease in sales of firearms and ammunition, as consumer demand for firearms and ammunition was significantly greater in 2013 compared to 2014.
In future filings, we will provide disclosures related to our expectations regarding whether comparable store sales will increase or decrease (whether from continued cannibalization or otherwise) and the short and long-term actions that we are taking to address any perceived trends, to the extent we believe the disclosure is material and meaningful to investors.

Securities and Exchange Commission
January 21, 2016

Results of Operations - 2014 Compared to 2013
Revenues
Retail Revenue, page 34

2.
You note that comparable store sales decreased $255 million, across all major product categories, but do not address the reasons underlying these changes. Please discuss the reasons for material changes in the amount of reported retail revenue from comparable store sales, including whether such changes were driven by decreased volume of goods sold, price reductions/promotions, or otherwise. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Please see our response to Staff Comment No. 1, where we provided supplemental information relating to the MD&A discussion in comparing results of operation of fiscal year 2014 compared to fiscal year 2013.

In future filings, we will also quantify, if possible, the impact of any listed factor that we discuss to provide better insight into the underlying reasons behind the changes, to the extent we believe the disclosure is material and meaningful to investors.

Direct Revenue, page 35

3.
You note a $122 million decrease in direct revenue in 2014 “primarily due to a decrease in the hunting equipment category” and “expected cannibalization from [your] new retail stores.” Please advise what consideration you gave to quantifying these two qualitative factors which impacted your results of operations in an effort to provide more meaningful context to investors. Additionally, please tell us whether management believes that either soft ammunition sales or cannibalization disproportionally impacted the year-over-year change. If so, consistent with our prior comment letter dated December 23, 2014 in connection with your Form 10-K for the fiscal year ended December 28, 2013, please ensure that in future filings you will provide investors with greater transparency into what factors had the greatest impact. If all of the factors were similarly impactful to the overall change, then the company should disclose this fact to provide meaningful context to the investor.

Please note that our disclosure on page 35 of the Form 10-K related to Direct revenue stated that the decrease in Direct revenue “was primarily due to a decrease in the hunting equipment product category, mostly due to a substantial decrease in sales of ammunition and other shooting related products compared to 2013, and expected cannibalization from our new retail stores.” (Italics and underline added.) Accordingly, we believe that soft sales of ammunition and other shooting related products was disproportionate to cannibalization from new stores opened.

Securities and Exchange Commission
January 21, 2016

To further address the Staff’s comments relating to Direct revenue, page 35, the following information supplements our fiscal year 2014 MD&A comparing results of operations to fiscal year 2013, which we intend to include in our Form 10-K for the fiscal year ended 2015. Direct revenue decreased $122 million, or 12.5%, in 2014 compared to 2013. This $122 million decrease in Direct revenue was across all major product categories and was attributable to decreases in the

•	hunting equipment product category of approximately 72%,

•	general outdoors product category of approximately 8%, and

•	clothing and footwear product category of approximately 20%.
As noted above, most of the decrease in Direct revenue was due to a decrease in the hunting equipment product category with 82% of such decrease primarily due to a decrease in sales of ammunition and other shooting related products compared to 2013. Although we are not able to specifically quantify the impact, we believe that our Direct revenue also decreased in 2014 compared to 2013 from expected cannibalization due to our customers shopping at new Cabela’s retail store locations.
In future filings, we will describe any items that disproportionately impact the year-over-year change or disclose that all items similarly impacted our year-over-year change.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (308) 255-1888 if you have any questions about the Company’s responses.
Sincerely,
/s/ Ralph W. Castner
Ralph W. Castner
Executive Vice President and Chief Financial Officer